Exhibit 99.1

Electra Meccanica Issues Shareholder Letter and Provides Operational Update on Key Milestone Achievements

VANCOUVER, British Columbia, Jan. 07, 2019 (GLOBE NEWSWIRE) -- Electra Meccanica Vehicles Corp. (NASDAQ: SOLO) (“Electra Meccanica” or the “Company”), a designer and manufacturer of electric vehicles, today released a letter to shareholders from Jerry Kroll, Cofounder and CEO.

Dear Fellow Shareholders,

2018 was monumental year for Electra Meccanica in many ways, most notably that we’ve built a strong foundation for future success. With our high-volume manufacturing facility now on-line, combined with a solid balance sheet we are on track to accelerate deliveries of SOLO’s through to 2019 to the 23,030 pre-order customers.

2019 marks the 60th anniversary of Intermeccanica, our Italian automotive legacy, and the 20th year since we began working on electric vehicle systems. This rich legacy will come to fruition this year as we scale production with our strategic manufacturing partner Zongshen to deliver the initial SOLO single-seat EVs to our customers – targeting 5,000 in total by year-end 2019 and 20,000 in 2020.

Our timing in entering this exciting new market could not have been better. The automotive industry is undergoing transformational changes throughout, with legacy automakers being disrupted by new EV entrants who are uniquely providing aspirational electric vehicles that consumers actually want to purchase. Our SOLO EV is perhaps one of the most unique and distinctive vehicles ever produced. The SOLO addresses key trends by providing a compact, zero-emissions vehicle perfectly suited to the everyday urban commuter at a starting price of just USD$15,500. The vehicle has passed several key safety tests with flying colors and is fully certified for sale in the United States.

In conjunction with our strategic partners, we are better positioned than ever to address these structural changes to the automotive market. In October, we opened our first dealership in the ideal launch market, Los Angeles, California. Now that volume production is underway with our strategic manufacturing partner and we have the infrastructure in place to distribute SOLO EVs to our consumer and commercial partners – we are truly on the road to success.

In 2018, the Company produced over 40 SOLO vehicles at our first manufacturing facility in Vancouver, BC and delivered them to customers in the United States and Canada. These vehicles were delivered to paying customers and potential customers in efforts to conduct pilot tests for commercial use, as well as for use in Global Compliance testing, such as crash tests. As we announced in December 2018, we received the first two 2019 SOLO EVs from Zongshen, our strategic manufacturing partner, which will be used for testing, with an additional 48 SOLO EVs to be delivered to pre-order customers in Q1 2019. We expect our daily production rate to ramp considerably over the course of 2019 to deliver a total of 5,000 vehicles by year-end. An update video of the high-volume factory can be viewed by clicking here.

I believe that once consumers begin to see our distinctive vehicles increasingly often during their daily commutes, buzz will continue to build. The fact that we have over 23,000 SOLO EV preorders (and growing) and hundreds of test drive requests is extremely encouraging.

Our uplisting to the Nasdaq stock exchange, combined with our financing efforts, have provided us with both greater visibility to the investment community, as well as the capital necessary to execute upon our vision through 2019.

Development of the Tofino two-seat electric sportscar, for which we have over 41,000 reservations, is well underway in our Canadian facilities alongside our strategic design, engineering and production partners. We expect to deliver our first pre-production car in late 2019 with initial customer deliveries to follow in 2020. We have several other exciting product concepts that we look forward to sharing once Tofino development has reached a more advanced stage.

To increase transparency, we will also commence quarterly earnings conference calls in 2019 to provide our investors with consistent communications regarding our financial and operational progress. In addition, we will continue to further our dialogue with the investment community worldwide at leading investment conferences, non-deal roadshows and at our “SOLO World” annual general meeting in Vancouver, Canada in 2019.

I remain proud of our team’s accomplishments in 2018 and look forward to continued execution into 2019 and beyond.

On behalf of the entire Team at Electra Meccanica, we thank you very much for your continued support!

Sincerely,

Jerry Kroll, CEO
Electra Meccanica Vehicles Corp.

About Electra Meccanica Vehicles Corp.
Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:
Sean Mahoney
(310) 867-0670
sean@ElectraMeccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released January 7, 2019